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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DuPont Capital Management Marketing Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Righter Parkway, Suite 3200
(No. and Street)

Wilmington	Delaware	19803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John R. Macedo   302-477-6076
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Ste. 1800, 2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John R. Macedo _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DuPont Capital Management Marketing Corporation _____ , as

of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial and Operations Principal
_____
Title

EMILY ANN CLARK
My Commission Expires
December 11, 2019

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Index

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–7


pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of DuPont Capital Management Marketing Corporation:

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of DuPont Capital Management Marketing Corporation (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 7, 2018

We have served as the Company's auditor since 2007.

PricewaterhouseCoopers LLP, Two Comerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330-3300, www.pwc.com/us

LLP PwC_English.docx

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	1,199,526
Other assets		40,059
Noncurrent deferred tax asset (net of $34,242 valuation allowance)		-
Total Assets	$	1,239,585

Liabilities and Stockholder's Equity

Liabilities

Due to affiliates	$	157,927
Accrued expenses		32,915
Total Liabilities		190,842

Stockholder's Equity

Common Stock, $.001 par value; 1,000 shares authorized, issued, and outstanding	$	1
Additional paid-in capital		1,301,999
Accumulated deficit		(253,257)
Total Stockholder's Equity		1,048,743
Total Liabilities and Stockholder's Equity	$	1,239,585

The accompanying notes are an integral part of this financial statement.

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Notes to Statement of Financial Condition

1. **Organization and Basis of Presentation**

   DuPont Capital Management Marketing Corporation (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on June 25, 2007, in the State of Delaware as a wholly-owned subsidiary of DuPont Capital Management Corporation ("DCM"), an investment advisor registered with the SEC.

   The Company was granted its SEC registration on September 14, 2007, effective with its approval for membership in a self-regulatory organization. The Company's FINRA membership became effective on December 10, 2007. In April 2011, FINRA granted the Company's application for continuance in membership to include mutual fund wholesaling and mutual fund retailing in addition to its private placement of private investment funds for which DCM serves as investment manager. In September 2017, a continuance in membership was granted by FINRA for a change in the Company's affiliations due to the merger of the Company's ultimate parent, E.I. du Pont de Nemours and Company ("DuPont Company") with The Dow Chemical Company. This merger formed a new parent company, DowDuPont Inc. (see Note 9).

   The Company's sole business is to provide mutual fund wholesaling, mutual fund retailing and private placement agent services to its parent company, DCM.

   The Company's financial condition does not necessarily reflect what might have occurred had the Company operated independently of its parent company. DCM plans to maintain the Company's net capital until the Company's operations become viable and self-sustaining.

   The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

2. **Summary of Significant Accounting Policies**

   Cash and Cash Equivalents
   Cash and cash equivalents consists of an investment in a U.S. Treasury money market fund.

   Other Assets
   Other assets represent deposits the Company has made to its FINRA daily account and fees paid to FINRA for the 2018 calendar year.

   Due to Affiliates
   Due to affiliates represents the Company's accrued liabilities for costs due to DCM under an expense sharing agreement (including reimbursement of wholesaling and private placement commissions) and tax liabilities settled with DuPont Company, partially offset by amounts due from DCM under revenue sharing and placement agency agreements.

   Income Taxes
   The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return. DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Notes to Statement of Financial Condition

Accounting Standards Codification (ASC) 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. It is DuPont Company's practice to annually settle federal income tax accruals with its subsidiaries. In absence of DuPont Company's settlement practice, the Company may not be able to realize tax benefits in whole or in part.

The Company has a noncurrent deferred tax asset for state income taxes as a result of net operating losses being carried forward. A valuation allowance has been recorded to fully offset this noncurrent deferred tax asset as it is not reasonably certain such benefit will be utilized. Utilization of the net operating losses is dependent on generating future taxable income. Net operating loss carryforwards begin expiring in the 2031 tax year.

As of December 31, 2017, the Company has a current federal tax liability of $97,058 and a prior year tax liability of $123,209 included in Due to affiliates for taxes being settled by DCM with DuPont Company (see Note 4).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2017. Actual results could differ from those estimates.

3. **Related Party Transactions**

The Company is compensated for providing wholesaling services to DCM in accordance with a revenue sharing agreement. As of December 31, 2017, a receivable of $136,200 is included as a reduction of the amount in Due to affiliates. In addition, the Company bears the cost of commissions payable to registered representatives in connection with wholesaling. No commissions were payable at December 31, 2017.

Under the terms of a placement agent agreement, the Company provides marketing services for certain DCM private equity funds in return for a percentage of DCM's revenues earned over the first 36 months of each fund's operation. In addition, the Company bears the cost of commissions payable to registered representatives in connection with sales of interests in the private equity funds for the first 36 months of each fund's operation. No commissions were payable at December 31, 2017.

Under the terms of an expense sharing agreement, the Company reimbursed DCM for services provided on behalf of the Company, including direct and allocated expenses. As of December 31, 2017, a liability of $73,860 is included in Due to affiliates.

Services provided under the expense sharing agreement include; Salaries and benefits for DCM employees to the extent they provide support to the Company; Systems operations and development; Occupancy expenses; Corporate allocations including payroll, human resources and business continuity; and Other expenses including operating supplies, telecommunications, travel, training, publications and miscellaneous costs.

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Notes to Statement of Financial Condition

4. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return (see Note 2). The DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in ASC 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. During 2017, the company utilized $277,308 of its net operating loss carryforward for state income tax. This resulted in a $24,126 reduction of the deferred tax asset and valuation allowance for the year. As of December 31, 2017, deferred tax assets are as follows:

Noncurrent Deferred Tax Assets:

State tax loss carryforwards	$ 34,242
Valuation allowance	(34,242)
Net noncurrent deferred tax assets	$ -

The Company believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions that are included in the DuPont Company consolidated tax returns would be sustained. The DuPont Company's taxable years 2012 to current remain subject to examination by the Internal Revenue Service.

In December 2017, the President signed into law the Tax Cuts and Jobs Act (the "Act"). The Act represents major tax reform legislation that, among other provisions, reduces the existing maximum U.S. corporate income tax rate from 35% to 21%. The rate reduction takes effect January 1, 2018. The Act does not have an impact on re-measurement of the Company's deferred taxes.

5. **Concentrations**

The financial instrument that potentially subjects the Company to a concentration of credit risk is a money market fund, which is not federally insured. Management of the Company believes it has adequately mitigated its concentration risk by only investing in or through a major financial institution.

Substantially all of the Company's revenue comes from its parent, DCM, through revenue sharing and placement agent agreements. The Company expects to maintain this relationship with DCM.

6. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2017, the Company had net capital of $984,693 which was

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Notes to Statement of Financial Condition

$971,970 in excess of its requirement of $12,723. The Company's net capital ratio was .19 to 1. The Company is claiming exemption from reserve calculations under rule 15c3-3(k)(2)(i).

7. Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2: Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other mean.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company's Cash and Cash Equivalents include investments that are quoted daily. The Company's policy for determining the timing of transfers between Levels in the fair value hierarchy is the end of the reporting period. There were no transfers between Levels during the period. The fair value measurement at December 31, 2017, is summarized by the following levels:

	Level 1	Level 2	Level 3
Cash equivalents	$ 1,199,526	$ -	$ -

8. Contingencies

In the normal course of business, the Company may provide general indemnifications pursuant to certain contracts and organizational documents. The Company is subject to regulatory examinations and inquiries. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA and state securities regulators. The Company's maximum exposure is dependent on future claims that may be made against it and, therefore, cannot be estimated. However, based on experience, the Company expects any risk of liability associated with such claims to be remote.

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Notes to Statement of Financial Condition

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in liability.

9.   Merger with Dow Chemical

On August 31, 2017, DowDuPont Inc. was formed through the merger between DuPont Company and Dow Chemical Company. Management announced it intends to restructure the company and separate it into three independent, publicly traded companies. The intended separations are expected to occur within 18 to 24 months of the merger date. As of February 7, 2018, the date the financial statements were available to be issued, it is not known what effect, if any, these actions may have on the Company.

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)

Statement of Financial Condition
December 31, 2017

Filed Pursuant To Rule 17a-5(e)(3) under the Securities Exchange Act of 1934